Exhibit (a)(5)(w)
L.B. Foster Company Announces Extension of Tender Offer for Portec Rail Products, Inc.
PITTSBURGH, PA, — November 15, 2010 — L.B. Foster Company (“L.B. Foster”, NASDAQ: FSTR) today announced that it is extending its previously announced cash tender offer, through its wholly-owned subsidiary Foster Thomas Company, for all outstanding shares of common stock of Portec Rail Products, Inc., until 5:00 p.m., New York City time, on December 15, 2010. The tender offer was previously set to expire at midnight, New York City Time on November 15, 2010.
As of November 12, 2010, 6,037,933 shares of common stock had been tendered in and not withdrawn from the offer. These tendered shares constituted 62.87% of the outstanding shares of common stock.
About Portec Rail Products, Inc.
Established in 1906, Portec serves both domestic and international rail markets by manufacturing, supplying and distributing a broad range of rail products, rail anchors, rail spikes, railway friction management products and systems, rail joints, railway wayside data collection and data management systems and freight car securement systems. Portec also manufactures material handling equipment for industries outside the rail transportation sector through its United Kingdom operation. Portec operates through its four global business segments: Railway Maintenance Products (Salient Systems), Shipping Systems, Portec Rail Nova Scotia Company in Canada (Kelsan friction management, rail anchor and spike products), and Portec Rail Products, Ltd. in the UK (material handling and Coronet Rail products). Portec Rail Products is headquartered in Pittsburgh, PA.
About L.B. Foster Company
L.B. Foster is a leading manufacturer, fabricator and distributor of products and services for the rail, construction, energy and utility markets with approximately 30 locations throughout the United States. The Company was founded in 1902 and is headquartered in Pittsburgh, PA. Please visit our Website: www.lbfoster.com.
Forward-Looking Statements
This press release contains “forward-looking statements”. Such statements include, but are not limited to, statements about the anticipated timing of the closing of the transaction involving L.B. Foster and Portec and the expected benefits of the transaction, including potential synergies and cost savings, future financial and operating results, and the combined company’s plans and objectives. In addition, statements made in this communication about anticipated financial results, future operational improvements and results or regulatory approvals are also forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from L.B. Foster’s and Portec’s expectations.
Risks and uncertainties include the satisfaction of closing conditions for the acquisition, including clearance under the Hart-Scott-Rodino Antitrust Improvements Act; the tender of sixty-five percent of the outstanding shares of common stock of Portec Rail Products, Inc., calculated on a fully diluted basis; the possibility that the transaction will not be completed, or if completed, not completed on a timely basis; the potential that market segment growth will not follow historical patterns; general industry conditions and competition; business and economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; and domestic and foreign governmental laws and regulations. L.B. Foster can give no assurance that any of the transactions related to the tender offer will be completed or that the conditions to the tender offer and the merger will be satisfied. A further list and description of additional business risks, uncertainties and other factors can be found in Portec’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, as well as other Portec SEC filings and in L.B. Foster’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 as well as other L.B. Foster SEC filings. Copies of these filings, as well as subsequent filings, are available online at www.sec.gov, www.portecrail.com and www.lbfoster.com. Many of the factors that will determine the outcome of the subject matter of this communication are beyond L.B. Foster’s or Portec’s ability to control or predict. Neither L.B. Foster nor Portec undertakes to update any forward-looking statements as a result of new information or future events or developments.
Important Additional Information
The tender offer (the “Offer”) described in this press release for all of the outstanding shares of common stock of Portec has been made pursuant to a Tender Offer Statement on Schedule TO, containing an offer to purchase, a letter of transmittal and other documents relating to the Offer (the “Tender Offer Documents”), which L.B. Foster and Foster Thomas Company, a wholly-owned subsidiary of L.B. Foster, filed with the Securities and Exchange Commission (the “SEC”) and first mailed to Portec stockholders on February 26, 2010. Also on February 26, 2010, Portec filed with the SEC a related Solicitation/Recommendation Statement on Schedule 14D-9, which was amended and restated in its entirety by Amendment No. 9 to the Solicitation/Recommendation Statement on Schedule 14D-9 that Portec filed with the SEC on May 18, 2010 (the “Solicitation/Recommendation Statement”). This press release is for informational purposes only and does not constitute an offer to purchase shares of common stock of Portec, nor is it a substitute for the Tender Offer Documents. Portec stockholders are strongly advised to read the Tender Offer Documents, the Solicitation/Recommendation Statement and other relevant materials as they become available, because they contain important information about the Offer that should be read carefully before any decision is made with respect to the Offer.
Portec stockholders can obtain copies of these materials (and all other related documents filed with the SEC), when available, at no charge on the SEC’s website at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the Tender Offer Documents by mailing a request to: Jeff Kondis, Manager, Corporate Marketing, L.B. Foster Company, 415 Holiday Drive, Pittsburgh, PA 15220, or by email to: jkondis@lbfosterco.com, and free copies of the Solicitation/Recommendation Statement by mailing a request to: John N. Pesarsick, Chief Financial Officer, Portec Rail Products, Inc., 900 Old Freeport Road, Pittsburgh, PA 15238, or by email to: jpesarsick@portecrail.com. Investors and Portec stockholders may also read and copy any reports, statements and other information filed by L.B. Foster or Portec with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, DC 20549. Please call the

SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.
Contact information: David Russo (412) 928-3450
drusso@lbfosterco.com